FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 27, 2002

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A is the announcement made by Perez Companc S.A. regarding the conclusion of the divestment process of the Forestry Business operations.	3

EXHIBIT A

Attached hereto as Exhibit A is the announcement made by Perez Companc S.A. regarding the conclusion of the divestment process of the Forestry Business operations.

Buenos Aires, December 27, 2002 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC), controlling company with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: Peco), announces that it has concluded the divestment process of the Forestry Business operations.

Pecom Energía S.A., by means of successive transactions, sold the following:

- Interest in, accounting for 100% of the capital stock of, Pecom Forestal S.A., a company owner of 105,000 hectares in the Province of Corrientes, to DRT Investments LLC.

- The goodwill corresponding to the forestry-industrial activities developed in Misiones, to Alto Paraná S.A., comprising 60,000 hectares and a 94.000 m3/year capacity sawmill. Execution of this operation is subject to compliance with certain conditions and administrative formalities.

- Pecom Energía S.A.’s assets in the "Delta del Paraná" region, comprising 4,000 hectares, to DRT Investments LLC.

In compliance with the requirements of the Transparency in Public Offerings regime, DRT Investments LLC and Alto Paraná act on an arm’s length basis.

The total price of the beforementioned transactions as a whole amounted to US$ 53.16 million, accounting for a loss of approximately Ps.30 million for Pecom Energía S.A.. This loss is in addition to the Ps. 118 million impairment loss recorded by the Company as of September 30, 2002 that was determined on the basis of the estimated realizable value of the beforementioned investments as of such date.

This transaction enables Pecom Energía to move forward with the strengthening of its positioning as an integrated energy company, aligning the asset portfolio structure with the axes of the Company’s core business.

Pecom Energía S.A., controlled by Perez Companc S.A., is a leading company in an important Argentine and Latin American industry sector, including oil and gas production and transportation, refining and petrochemicals and power generation, transmission and distribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 12/27//2002

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Eduardo Rennis

Title: Attorney Title: Attorney